Exhibit 99.5

May 4, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FIRST QUARTER 2016 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) today reported financial results for the Company’s three months ended March 31, 2016. The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

"Great Panther continued to deliver strong performance from its operations in the first quarter, including continued reductions in cash costs and all-in sustaining costs, while staying on track with our full year operating guidance,” stated Robert Archer, President and CEO. “Our mine operating earnings before non-cash items increased 16% over the first quarter of the prior year due to significantly lower cash costs and favourable foreign exchange rates. Consolidated cash cost for the Company continued the declining trend of last year to reach US$4.20 per payable silver ounce, an impressive reduction of 52% from the first quarter in 2015.”

For the first quarter of 2016, the Company reduced all-in sustaining costs per payable silver ounce (“AISC”) by 36% to US$9.25, which contributed to strong operating earnings and free cash-flow margins from the Company’s operating mines. While lower cash cost per payable silver ounce (“cash cost”) was the primary factor in the reduction in AISC, lower than normal development and sustaining capital expenditures relating to the Company’s operating mines also contributed to the decline in AISC. These factors were mainly due to the timing of expenditures and AISC is expected to trend towards the Company’s guidance range during the remainder of the year. Despite the significant reductions in cash cost and AISC, and strong mine operating earnings, the Company reported a net loss of $4.5 million for the first quarter of 2016, mainly due to unrealized (non-cash) foreign exchange losses of $6.4 million on inter-company loans and advances to the Company’s subsidiaries which are marked to market exchange rates in the accounts of the subsidiaries at the end of each period. In addition, a $1.5 million increase in exploration, evaluation and development (“EE&D”) expenditures over the first quarter of 2015 contributed to the net loss. The increase in EE&D expenditures is primarily associated with the Coricancha and GDLR projects for which the Company entered into or signed option agreements in the second quarter of 2015. The Company terminated its work and the option on the GDLR Project in the first quarter of 2016.

Highlights of the first quarter 2016 compared to first quarter 2015, unless otherwise noted:

•	Metal production increased 2% to 1,009,828 Ag eq oz;

•	Silver production of 539,472 ounces, a decrease of 10%;

•	Gold production increased 19% to 5,599 gold ounces;

•	Cash cost decreased 52% to US$4.20 per ounce;

•	AISC decreased 36% to US$9.25 per payable silver ounce;

•	Revenues decreased 9% to $18.5 million;

•	Mine operating earnings before non-cash items increased to $7.7 million compared to $6.7 million;

•	Adjusted EBITDA increased to $3.7 million compared to $3.6 million;

•	Net loss totalled $4.5 million, compared to a net income of $3.6 million;

•	Cash flow from operating activities, before changes in non-cash net working capital, amounted to $4.0 million, compared to $4.8 million;

•	Cash and cash equivalents were $17.0 million at March 31, 2015 compared to $17.9 million at December 31, 2015; and

•	Net working capital increased to $35.5 million at March 31, 2015 from $33.2 million at December 31, 2015.

OPERATING AND FINANCIAL RESULTS SUMMARY

(CAD 000s, unless otherwise noted)	Q1 2016	Q1 2015	Change	Q4 2015	Change
OPERATING
Tonnes milled (excluding custom milling)	88,683	99,252	-11%	94,874	-7%
Silver equivalent ounces (“Ag eq oz”) produced [1]	1,009,828	987,887	2%	1,002,584	1%
Silver ounce production	539,472	597,111	-10%	553,189	-2%
Gold ounce production	5,599	4,703	19%	5,637	-1%
Payable silver ounces	478,098	622,339	-23%	502,170	-5%
Cost per tonne milled (USD)[2]	$95	$102	-7%	$97	-2%
Cash cost (USD) [2]	$4.20	$8.71	-52%	$8.14	-48%
AISC (USD)[2]	$9.25	$14.47	-36%	$15.10	-39%
FINANCIAL
Revenue	$18,454	$20,250	-9%	$17,152	8%
Mine operating earnings before non-cash items[2]	$7,746	$6,652	16%	$4,907	58%
Mine operating earnings	$6,147	$524	1,073%	$3,226	91%
Net (loss) income	$(4,461)	$3,588	-224%	$(4,860)	8%
Adjusted EBITDA[2]	$3,733	$3,688	1%	$(557)	-770%
Operating cash flows before changes in non-cash net working capital	$4,001	$4,827	-17%	$(775)	-616%
Cash at end of period	$16,981	$18,694	-9%	$17,860	-5%
Net working capital at end of period	$35,532	$36,904	-4%	$33,252	7%
Average realized silver price (USD) [3]	$16.19	$16.99	-5%	$13.57	19%
PER SHARE AMOUNTS
Earnings (loss) per share – basic and diluted	$(0.03)	$0.03	-200%	$(0.03)	0%

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Aq eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price / ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

REVIEW OF FINANCIAL RESULTS

The $1.8 million or 9% decrease in revenue during the first quarter of 2016 relative to the first quarter of 2015 was primarily attributable to the 16% reduction in metal sales volumes, which was due to the timing of concentrate shipments. The effect of the lower metal sales volumes was an estimated $4.3 million reduction in revenue and was partly offset by an estimated positive $2.0 million impact from the stronger US dollar/Canadian dollar (“USD”/”CAD”) exchange rate in the first quarter of 2016, as well as the impact of a 13% increase in average realized gold prices (as expressed in USD), which accounted for an approximate $0.2 million positive impact on revenue. Due to the lower metal sales volumes, smelting and refining charges were also $0.2 million lower than during the first quarter of 2015, which had a positive impact on revenue.

Mine operating earnings before non-cash items for the first quarter of 2016 were $7.7 million, an increase of $1.1 million compared to the first quarter of 2015. This was predominantly the result of the impact of favourable exchange rates. The stronger USD relative to the CAD during the first quarter of 2016 had the effect of increasing revenue in CAD terms. Conversely, the CAD strengthened 9% against the Mexican peso (“MXN”), which had the impact of reducing MXN production costs in CAD terms. In addition, the Company’s mine operating earnings benefitted from the increase in average realized gold prices relative to the first quarter of 2015, as well as from the decrease in smelting and refining charges. These factors were offset by the impact of the lower metal sales volumes, which was due to the timing of shipments.

Exploration, evaluation and development (“EE&D”) expenses were $2.5 million for the first quarter of 2016, an increase of $1.5 million compared to the same period in 2015. This was primarily a result of exploration and evaluation programs related to the Coricancha and the GDLR projects, which commenced after the Company entered into option agreements for these projects in the second quarter of 2015, and continued into the first quarter of 2016.

Finance and other expense increased significantly due to a $6.1 million net foreign exchange loss recognized in the first quarter of 2016, compared to a $6.0 million foreign exchange gain recorded during the same period in 2015. The net foreign exchange loss for the first quarter of 2016 includes $6.9 million in foreign exchange losses, $6.4 million of which relates to intercompany balances, partly offset by a fair value gain of $0.7 million recorded on the outstanding foreign currency forward contracts as at March 31, 2016.

The net loss of $4.5 million for the first quarter of 2016 is primarily attributable to a $6.1 million net foreign exchange loss incurred in the period. This compares to a $6.0 million foreign exchange gain incurred in the first quarter of 2015. In addition, the $1.5 million increase in EE&D expenses and a $0.3 million increase in income tax expense contributed to the net loss in the first quarter of 2016. These factors were partly offset by a $5.6 million increase in mine operating earnings, as well as the $0.3 million decrease in general and administrative (“G&A”) expenses.

Adjusted EBITDA of $3.7 million for the first quarter of 2016 was comparable with that of the same quarter of the prior year.

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was US$4.20 for the first quarter of 2016, a 52% decrease compared to the first quarter of 2015. The decrease in cash cost was predominantly the result of higher by-product credits per payable silver ounce from an increase in gold production due to the increase in production from San Ignacio which has higher gold grades. In addition, the strengthening of the USD compared to the MXN reduced cash operating costs in USD terms.

AISC for the first quarter of 2016 decreased 36% to US$9.25 compared to the first quarter of 2015, primarily due to the reduction in cash cost described above. The reduction in G&A expenses, sustaining EE&D expenditures and sustaining capital expenditures also contributed to decrease in AISC. The Company expects an increase in sustaining capital expenditures and EE&D expenses in subsequent quarters, which is expected to increase AISC from the levels reported in the first quarter of 2016. However, the Company is maintaining its guidance for 2016 cash cost and AISC as detailed in the Outlook section below.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

OUTLOOK

The Company’s previously-announced production and cost guidance for the year ending December 31, 2016 remains unchanged:

Production and cash cost guidance	Q1 2016 Actual	FY 2016 Guidance	FY 2015 Actual
Total silver equivalent ounces [1]	1,009,828	4,000,000 – 4,200,000	4,159,121

Cash cost (USD) [2]	$4.20	$ 5.00 – $ 7.00	$7.50

AISC (USD)[2]	$9.25	$ 13.00 – $ 15.00	$13.76

Exploration drilling – operating mines (metres)	2,135	11,000	17,680

The Company’s previously-announced guidance for capital expenditures and EE&D expenses for the year ending December 31, 2016 remains unchanged:

Capex and EE&D expense guidance (in CAD millions)	Q1 2016 Actual	FY 2016 Guidance	FY 2015 Actual
Capital expenditures – buildings, plant & equipment	$0.4	$3.5 – 5.0	$3.2

Capitalized development costs – operating mines	$0.1	$0.5	$3.2

EE&D – operating mines	$0.6	$7.0 – 8.0	$4.6

Exploration and evaluation expense – Coricancha	$1.2	$1.0 – 3.0	$2.7

[1]	For 2016 guidance, Aq eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the US dollar price of silver ounces to the US dollar price for both lead and zinc pounds. For 2015, Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

WEBCAST AND CONFERENCE CALL TO DISCUSS FIRST QUARTER 2016 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on May 5, 2016, at 8:00 AM Pacific Standard Time, 11:00 AM Eastern Standard Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 866 832 4290
International Toll	+1 (919) 825 3215
Conference ID	99233135

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, adjusted EBITDA, cash cost, and AISC, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three months ended March 31, 2016, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds an option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru where an active exploration program is ongoing.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at March 31, 2016 and December 31, 2015 (Unaudited)

	March 31,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$16,981	$17,860
Trade and other receivables	13,162	12,576
Inventories	8,229	8,536
Other current assets	1,454	1,110
Derivative assets	737	-
	40,563	40,082
Non-current assets:
Mineral properties, plant and equipment	19,461	21,252
Exploration and evaluation assets	5,155	5,427
Intangible assets	51	111
Deferred tax asset	325	413
	$65,555	$67,285

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$5,031	$6,830

Non-current liabilities:
Reclamation and remediation provision	4,846	4,762
Deferred tax liability	3,909	3,998
	13,786	15,590

Shareholders’ equity:
Share capital	126,618	125,646
Reserves	14,700	11,137
Deficit	(89,549)	(85,088)
	51,769	51,695
	$65,555	$67,285

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

	For the three months ended March 31,
	2016	2015

Revenue	$18,454	$20,250
Cost of sales
Production costs	10,708	13,598
Amortization and depletion	1,550	6,000
Share-based compensation	49	128
	12,307	19,726

Mine operating earnings	6,147	524

General and administrative expenses
Administrative expenses	1,658	2,074
Amortization and depletion	69	63
Share-based compensation	207	98
	1,934	2,235

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,836	772
Mine development costs	587	144
Share-based compensation	27	57
	2,450	973

Finance and other income (expense)
Interest income	30	139
Finance costs	(26)	(21)
Foreign exchange gain (loss)	(6,143)	5,966
Other income	23	26
	(6,116)	6,110

(Loss) income before income taxes	(4,353)	3,426

Income tax expense (recovery)	108	(162)

Net (loss) income for the period	$(4,461)	$3,588

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	3,580	(2,054)
Change in fair value of available-for-sale financial assets (net of tax)	4	-
	3,584	(2,054)
Total comprehensive (loss) income for the period	$(877)	$1,534

Earnings (loss) per share Basic and diluted	$(0.03)	$0.03

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2016 and 2015 (Unaudited)

	Three months ended March 31,
	2016	2015

Cash flows from operating activities
Net income (loss) for the period	$(4,461)	$3,588
Items not involving cash:
Amortization and depletion	1,619	6,063
Unrealized foreign exchange loss (gains)	6,425	(4,816)
Income tax expense (recovery)	108	(162)
Share-based compensation	283	283
Other non-cash items	15	(118)
Interest received	17	49
Income taxes paid	(5)	(60)
	4,001	4,827
Changes in non-cash working capital:
Increase in trade and other receivables	(1,353)	(2,946)
Decrease (increase) in inventories	(395)	94
Increase in other current assets	(374)	(636)
Increase (decrease) in trade and other payables	(1,516)	505
Net cash from operating activities	363	1,844

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(575)	(1,325)
Advances under Cangold Loan	-	(932)
Net cash used in investing activities	(575)	(2,257)

Cash flows from financing activities:
Proceeds from exercise of share options	668	9
Net cash from financing activities	668	9

Effect of foreign currency translation on cash and cash equivalents	(1,335)	1,130

Increase (decrease) in cash and cash equivalents	(879)	726
Cash and cash equivalents, beginning of period	17,860	17,968
Cash and cash equivalents, end of period	$16,981	$18,694